Exhibit 99.4

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The tables below set forth our consolidated ratios of earnings to fixed charges, calculated in accordance with International Financial Reporting Standards (IFRS) and Canadian GAAP, as applicable, for the six months ended April 30, 2015 and five-year period ended October 31, 2014:

	IFRS					Canadian GAAP
	Six months ended April 30, 2015	Year ended October 31, 2014	Year ended October 31, 2013 (1)	Year ended October 31, 2012 (1)	Year ended October 31, 2011	Year ended October 31, 2010
Excluding Interest on Deposits	6.40	6.23	5.34	4.88	3.47	3.55
Including Interest on Deposits	2.56	2.43	2.28	2.12	1.84	1.90

For purposes of computing these ratios, earnings represent net income plus income taxes and fixed charges (excluding capitalized interest). Fixed charges represent (i) estimated interest within rental expense, (ii) amortization of debt issuance costs, and (iii) interest (including capitalized interest), including or excluding deposit interest as indicated.

(1)	Figures restated to reflect adoption of new accounting standards.

Royal Bank of Canada and Subsidiaries – IFRS

Ratio of Earnings to Fixed Charges and Preferred Dividends

		IFRS				CDN GAAP
	Six months ended April 30	Year Ended October 31	Year Ended October 31	Year Ended October 31	Year Ended October 31	Year Ended October 31
	2015	2014	2013 (1)	2012 (1)	2011	2010
(Canadian dollars in millions)

Excluding Interest on Deposits
Net Income before income taxes	$6,551	$11,710	$10,447	$9,513	$8,191	$6,968

Less: Income/(loss) from equity investees (Note 1)	$(66)	(162)	(139)	6	9	55	Note 1

Fixed Charges:
Interest expense (excl. Deposits)	$1,110	$2,030	$2,205	$2,298	$3,164	$2,605
Estimated interest within rental expense	92	177	169	155	156	149

Total fixed charges	1,202	2,207	2,374	2,453	3,320	2,754

Preferred dividend requirements (Note 2)	115	277	317	328	326	338	Note 2

Fixed charges and preferred dividends	1,317	2,484	2,691	2,781	3,645	3,092

Earnings	7,687	13,755	12,682	11,972	11,520	9,777

Ratio of earnings to fixed charges	6.40	6.23	5.34	4.88	3.47	3.55

Ratio of earnings to fixed charges and preferred dividends	5.84	5.54	4.71	4.31	3.16	3.16

Including Interest on Deposits
Net Income before income taxes	$6,551	$11,710	$10,447	$9,513	$8,191	$6,968

Less: Income/(loss) from equity investees (Note 1)	(66)	(162)	(139)	6	9	55	Note 1

Fixed Charges:
Interest expense (incl. Deposits)	$4,071	$7,903	$7,899	$8,379	$9,626	$7,696
Estimated interest within rental expense	92	177	169	155	156	149

Total fixed charges	4,163	8,080	8,068	8,534	9,782	7,845

Preferred dividend requirements (Note 2)	115	277	317	328	328	338	Note 2

Fixed charges and preferred dividends	4,278	8,357	8,385	8,862	10,110	8,183

Earnings	10,648	19,628	18,376	18,053	17,982	14,868

Ratio of earnings to fixed charges	2.56	2.43	2.28	2.12	1.84	1.90

Ratio of earnings to fixed charges and preferred dividends	2.49	2.35	2.19	2.04	1.78	1.82

Note (1)		2014	2013 (1)	2012 (1)	2011	2010

Equity in Undistributed Earnings of Unconsolidated Subsidiaries Calculation (C $’000s):
Associated Corporations
(equity accounted investments – IFRS)	81	162	159	162	(8,890)	(54,684)
Impairment of investments in JV and associates	(15)	-	(20)	(168)
JV
(proportionate consolidation Cdn. GAAP)						-

	66	162	139	(6)	(8,890)	(54,684)

Note: Losses are presented with a negative sign in this calculation.

Note (2)
Preferred Dividend Requirements Calculation (C $ millions):
Preferred Dividends (per Income Statement)	87	213	253	258	258	258
Taxable Equivalent Gross-up
(1-Effective Tax Rate for period)	75.7%	76.9%	79.9%	78.9%	78.7%	76.4%

Preferred Dividend Requirement	115	277	317	327	328	338

Effective Tax Rate	24.3%	23.1%	20.1%	21.1%	21.3%	23.6%

(1)	Figures restated to reflect adoption of new accounting standards.